                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                      TAKE-TWO INTERACTIVE SOFTWARE, INC.
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                              (Name of Issuer)

                        Common Stock, $0.01 par value
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                       (Title of Class of Securities)

                                  874054109
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                               (CUSIP Number)

                              Robert Zack, Esq.
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                           OppenheimerFunds, Inc.
                         Two World Financial Center
                       225 Liberty Street, 11th Floor
                             New York, NY 10281
                               (212) 323-0200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 Copies to:

                          Michael A. Schwartz, Esq.
                         Willkie Farr & Gallagher LLP
                              787 Seventh Avenue
                           New York, NY 10019-6099
                                (212) 728-8000

                                March 4, 2007
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                        (Date of Event which Requires
                          Filing of this Statement)

     If the filing person has previously filed a statement on Schedule
     13G to report the acquisition that is the subject of this Schedule
     13D, and is filing this schedule because ofss.ss.240.13d-1(e),
     240.13d-1(f) or 240.13d-1(g), check the following box: X

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
     See Rule 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
     Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                 SCHEDULE 13D

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CUSIP No.   874054109                                       Page 2 of 5 Pages
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   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION

        Oppenheimer Quest Opportunity Value Fund
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)     (a)
                                                                                (b) x

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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS

        OO
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   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or
        2(e)

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        MASSACHUSETTS
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                 7    SOLE VOTING POWER

                      0
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                 8    SHARED VOTING POWER

                      4,722,550
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                 9    SOLE DISPOSITIVE POWER

                      0
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                 10   SHARED DISPOSITIVE POWER

                      4,722,550
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,722,550
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  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.48% based on 72,838,149 shares outstanding as of February 26, 2007
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  14    TYPE OF REPORTING PERSON

        IV
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                               EXPLANATORY NOTE

This Schedule 13D is being filed with respect to the common stock, par value
$0.01 per share (the "Common Stock"), of Take-Two Interactive Software, Inc.
(the "Issuer").  Certain of the shares of Common Stock to which this Schedule
13D relates (the "Shares") were previously reported by the Reporting Person on Schedule 13G, the last amendment to which was filed on February 15, 2007.
This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Exchange
Act for the reasons set forth in Item 4 hereof.

Item 1. Security and Issuer.

(a)   Title of Class of Equity Securities to which this Statement relates:

Common Stock, par value $0.01 per share

(b)   Name and Address of Issuer's Principal Executive Offices:

Take-Two Interactive Software, Inc.
622 Broadway, New York, New York, 10012

Item 2. Identity and Background.

(a) - (c) This Schedule 13D is filed on behalf of Oppenheimer Quest
Opportunity Value Fund, a Massachusetts business trust (the "Fund").  The principal business of the Fund is that of a business trust focusing primarily on investing in equity securities and related investment strategies.  The principal business address of the Fund is 6803 South Tucson Way, Centennial,
Colorado 80112.

The name, business address and present principal employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each natural person that is a director or executive officer of the Fund, to the best knowledge and belief of the
Fund, is set forth on Exhibit 99.1 hereto and is incorporated by reference herein.

(d) - (e) During the past five years, neither the Fund nor, to the best knowledge and belief of the Fund, any of the individuals listed on Exhibit
99.1 hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Neither the Fund nor, to the best knowledge and belief of the Fund, any of the individuals listed on Exhibit
99.1 hereto, beneficially owns any Shares except as set forth in Exhibit 99.1 hereto.

(f)   The citizenship of each director or executive officer of the Fund is set forth in Exhibit 99.1 hereto.

Item 3. Source and Amount of Funds or Other Consideration.

In acquiring the 4,722,550 Shares beneficially owned by the Fund, the Fund expended approximately $101,964,488 (excluding commissions) of its working capital.

Item 4.  Purpose of Transaction.

The Fund acquired the Shares for investment purposes in the ordinary course of business, and not with the purpose or effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.  The Fund may, from time to time, acquire additional shares of Common Stock or dispose of some or all of the Shares, engage in lending, short-selling or hedging or similar transactions with some or all of the Shares, or continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer, the general investment and trading policies of the Fund, and other factors.  The Fund may change its intention with respect to any or all matters referred to in this Item 4.

On March 7, 2007, a group of holders of Common Stock (the "Group") filed a
Schedule 13D stating that they would seek to elect an alternate slate of directors that would constitute a majority of the board of directors of the
Issuer.  The Group includes OppenheimerFunds, Inc., the Fund's investment adviser ("OFI").  Pursuant to an investment management agreement, the Fund has delegated to OFI both the power to dispose and the power to vote the
Shares.  Although the Fund has not joined the Group or otherwise determined to act with the purpose of changing or influencing the control or management of the Issuer, as a result of the joint actions of the members of the Group
(including OFI), the Fund may be deemed to hold the Shares with such an effect.

Except as set forth above, the Fund does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) - (b) As of February 26, 2007, the Fund is the beneficial owner of
4,722,550 Shares, which represent approximately 6.48% of the Company's outstanding shares of Common Stock.  This percentage is based on a total of
72,838,149 shares of Common Stock reported by the Issuer in its proxy statement dated February 28, 2007 as outstanding as of February 26, 2007.
Pursuant to an investment management agreement, the Fund shares with OFI the power to vote or to direct the vote and the power to dispose or to direct the disposition of the Shares.  The Fund expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by OFI, other than the
Shares.

(c)   No transactions in shares of Common Stock were effected by the Fund during the past sixty days.

(d)   Except as set forth in this Item 5, no person other than the Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
to the Securities of the Issuer.

In the ordinary course of business, the Fund has entered into securities lending arrangements under which securities owned by the Fund may be lent to third parties.  As of February 26, 2007, a portion of the Shares were on loan to third parties.  As described in the Group's Schedule 13D, OFI is seeking to terminate such loans and, to the extent permitted by applicable law, obtain voting rights with respect to the Shares.

Except as otherwise set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Fund and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1   Information Concerning the Fund

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2007

                                    By:      /s/ Emmanuel Ferreira
                                           Name:  Emmanuel Ferreira
                                           Title: Vice President